UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

Templeton Global Income Fund

(Name of Issuer)

Common Shares, No par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880198106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
34,586,903
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
34,586,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
34,586,903
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.66%
14	TYPE OF REPORTING PERSON
PN; IA

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 2/28/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
186,271
	8	SHARED VOTING POWER
34,586,903
	9	SOLE DISPOSITIVE POWER
186,271
	10	SHARED DISPOSITIVE POWER
34,586,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
34,773,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.84%
14	TYPE OF REPORTING PERSON
IN

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 2/28/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
772
	8	SHARED VOTING POWER
34,586,903
	9	SOLE DISPOSITIVE POWER
772
	10	SHARED DISPOSITIVE POWER
34,586,903
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
34,587,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.66%
14	TYPE OF REPORTING PERSON
OO

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 2/28/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 22 amends and supplements the statement on Schedule 13D filed with the SEC on 11/18/20, as amended by Amendment No. 1 filed 12/9/20, Amendment No. 2 filed 12/16/20, Amendment No. 3 filed 12/28/20, Amendment No. 4 filed 12/29/20, Amendment No. 5 filed 1/14/21, Amendment No. 6 filed 1/29/21, Amendment No. 7 filed 5/12/21, Amendment No. 8 filed 7/9/21, Amendment No. 9 filed 7/27/21, Amendment No. 10 filed 8/10/21, Amendment No. 11 filed 11/29/21, Amendment No. 12 filed 12/16/21, Amendment No. 13 filed 12/28/21, Amendment No. 14 filed 6/7/22, Amendment No. 15 filed 7/14/22, Amendment No. 16 filed 8/23/22, Amendment No. 17 filed 9/21/22, Amendment No. 18 filed 11/7/22, Amendment No. 19 filed 12/30/22, Amendment No. 20 filed 6/9/23 and Amendment No. 21 filed 6/21/23; with respect to the common shares of Templeton Global Income Fund. This Amendment No. 22 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On August 16, 2023, in connection with an expiration of mandate, Saba Capital, on behalf of certain clients to which Saba Capital serves as investment manager, effected a pro-rata in-kind distribution of an aggregate 4,010,910 shares of Common Stock to certain limited partners and account holders, including affiliates of Saba Capital, for no consideration (the "Share Distribution").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 2/28/2023.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than the Share Distribution, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823